SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d - 1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

MEDICAL CONNECTIONS HOLDINGS, INC.
(Name of Company)

Common Stock, par value $.001 per share
(Title of Class of Securities)

58455T203
(CUSIP Number)

Brian R. Neill
c/o Medical Connections Holdings, Inc.
4800 T. Rex Avenue, Suite 210
Boca Raton, Florida 33431
Tel. No.: (800) 681-2056
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June  30, 2011
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 5855T104	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brian R. Neill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER* 200,000 shares of the Company's common stock 70,000 shares of the Company's Series C Preferred Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 200,000 shares of the Company's common stock 70,000 shares of the Company's Series C Preferred Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000 shares of the Company's common stock 70,000 shares of the Company's Series C Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.91% of the voting power
14	TYPE OF REPORTING PERSON IN

*Holders of the Company's common stock, Series A Preferred Stock and Series C Preferred Stock vote together as a single class on all matters, except the election of directors.  Each share of common stock and Series A Preferred Stock has 1 vote per share and each share of Series C Preferred Stock has 100 votes per share.   The holders of a majority of the shares of the Company's Series C Preferred Stock have the right to appoint a majority of the directors serving on the Company's Board. The Series C Preferred Stock does not have any dividend or liquidation preferences. The Series C Preferred Stock is not convertible into shares of the Company's common stock.

CUSIP No. 5855T104	13D	Page 3 of 5 Pages

ITEM 1.  SECURITY AND ISSUER

This Schedule 13D filing  relates to shares of common stock, par value $0.001 per share ("common stock") of Medical Connections Holdings, Inc., a Florida corporation (the "Company") having its principal executive offices at 4800 T. Rex Avenue, Suite 310, Boca Raton, Florida  33431.  This Amendment No. 1 amends the filing on Schedule 13D originally filed by Brian R. Neill with the Securities and Exchange Commission ("SEC") on August 5, 2010.  Unless set forth below, all previous Items are unchanged.  Capitalized terms used herein which are defined herein have the meanings given to them in the Schedule 13D previously filed with the SEC.

ITEM 2.  IDENTITY AND BACKGROUND

This Schedule is being filed by  Brian R. Neill, the Chief Financial Officer of the Company (the "Reporting Person").  The business address for the Reporting Person is c/o Medical Connections Holdings, Inc., 4800 T. Rex Avenue, Suite 310, Boca Raton, Florida  33431.   During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.   The Reporting Person is a U.S. citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Effective as of June 30, 2011, the Company issued an aggregate of 30,000 shares of the Company's Series C Preferred Stock to Mr. Neill  for exceptional services rendered in fiscal 2011 and to ensure continuity of management at the Company during its new growth initiatives.  Each share of Series C Preferred Stock has 100 votes per share and will vote together with holders of the Company's common stock and Series A Preferred Stock as a single class on all matters presented to the Company's shareholders at an annual or special meeting (or pursuant to written consent), except with respect to the matters relating to the election of directors. The holders of a majority of shares of the Company's Series C Preferred Stock will have the right to appoint a majority of the directors serving on the Company's Board. The Series C Preferred Stock does not have any dividend or liquidation preferences.

ITEM 4.  PURPOSE OF THE TRANSACTION

Effective as of June 30, 2011, the Company effectuated a 1-for 10 reverse stock split.

Mr. Neill acquired 30,000 shares of the Company's Series C Preferred Stock through the transaction described in Item 3 of this Statement. As of June 30, 2011, Mr. Neill owns 200,000 shares of the Company's common stock and 70,000 shares of Series C Preferred Stock.  As of June 30, 2011, these shares constitute 21.91% of the Company's voting securities; however, the Series C Preferred Shares are not convertible into shares of the Company's common stock.  Beneficial ownership of these shares is part of Mr. Neill's overall investment and financial planning strategy.

Except for considering potential acquisition opportunities for the Company, Mr.  Neill does not have any present plans or proposals that relate to or would result in the occurrence of any of the events specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  Mr. Neill reserves the right to formulate plans or make proposals, and take such actions with respect to his investment in the Company, including any action that relates to or would result in the occurrence of any or all of the events specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D, and any other actions, as he may determine. Mr. Neill intends to review continually his investment in the Company, depending upon future evaluations of the business prospects of the Company and upon other developments, including but not limited to, general economic and business conditions and stock market conditions. Mr. Neill may determine to increase or decrease their equity position in the Company by acquiring additional shares or disposing of some of the shares he may hold.

CUSIP No. 5855T104	13D	Page 4 of 5 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Amount beneficially owned	Common	Series C
Brian R. Neill	200,000	70,000

(b) Percent of Class	Common	Series C
Brian R. Neill	2.07%	32.56%

(c) Number of shares as to which such person has:

(i) sole power to vote or direct the vote*
	Common*	Series C*
Brian R. Neill	200,000	70,000

*Mr. Neill has voting power over 21901% of the Company's voting securities.  Holders of the Company's common stock, Series A Preferred Stock and Series C Preferred Stock vote together as a single class on all matters, except the election of directors.  Each share of common stock and Series A Preferred Stock has 1 vote per share and each share of Series C Preferred Stock has 100 votes per share.   The holders of a majority of shares of the Company's Series C Preferred Stock have the right to appoint a majority of the directors serving on the Company's Board. The Series C Preferred Stock does not have any dividend or liquidation preferences. The Series C Preferred Stock is not convertible into shares of the Company's common stock.

(ii) Shared power to vote or direct the vote
	Common	Class C
Brian R. Neill	0	0

(iii) Sole power to dispose or to direct the disposition of:
	Common	Class C
Brian R. Neill	200,000	70,000

(iv) Shared power to vote or direct the vote
	Common	Class C
Brian R. Neill	0	0

(d)	Except as described herein, Mr. Neill has not effected any transactions in the Company's common stock in the past 60 days.

(e)	All persons known to have the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the securities described in this Item 5 are described in this Statement.

(f)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

None.

CUSIP No. 5855T104	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 8, 2011	By:	/s/ BRIAN R. NEILL
Brian R. Neill

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).